

Jamie Valenti-Jordan · 3rd

CEO at Catapult Commercialization
Services

Milwaukee, Wisconsin, United States ·

Contact info

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 **Catapult Commercialization
Services**

 **University of Wisconsin-
Madison**

Experience



Founder & CEO
Catapult Commercialization Services
Mar 2018 – Present · 3 yrs 6 mos
Greater Milwaukee Area

Founded commercialization services organization to help
Food/Bev startup companies get to market faster and avoid
pitfalls.



Executive VP
Alice's Sweet Tooth LLC
Nov 2019 – Present · 1 yr 10 mos



Adjunct Professor
Mount Mary University · Contract
Aug 2019 – Present · 2 yrs 1 mo
Greater Milwaukee Area



Mentor
Big Idea Ventures

May 2020 – Aug 2021 · 1 yr 4 mos



JUST
1 yr 8 mos

Operations Program Manager
May 2017 – Aug 2017 · 4 mos
San Francisco Bay Area

Project Director tasked with coordinating all product, process, and logistical changes across the organization, including launches, relaunches, and manufacturer changes.

…see more

Food Engineering Manager
Jan 2016 – May 2017 · 1 yr 5 mos
San Francisco Bay Area

Mutli-purpose Food Engineer tasked with designing processes, testing, launching, and optimizing products, including capital acquisition, installation, and commissioning.

…see more

Show 5 more experiences ⌄

Education



University of Wisconsin-Madison
Masters, Food Science, 3.7/4.0
2004 – 2006
Activities and Societies: UW Food Product Development Team - Winner of 2005 IFT Student Product Development Competition and 2004 Almond Innovations Contest from the California Almond Board, UW Burrill Business Plan Competition Team Leader – Second Place Winner

Thesis Title: CFD Analysis of a Mixograph-style Mixer for Newtonian Fluids

Publication: Connelly, Robin K.; James Valenti-Jordan. "Mixing analysis of a Newtonian fluid in a 3D planetary pin mixer," Chemical Engineering Research and Design. 86 (2008) p1434–1440.

Georgia Institute of Technology
BS, Chemical Engineering, 3.7/4.0, summa cum laude

2000 – 2004
Activities and Societies: Certificate in Entrepreneurship for
Engineers (School of Management), National Dean's List,
AIChE Outstanding Service Award, Alpha Chi Sigma –
Chemistry Professional Fraternity

Licenses & certifications

CFS-Badge

Institute of Food Technologists
Issued Apr 2013 · Expires Apr 2023
Credential ID 1135

See credential

CFS-Badge

Institute of Food Technologists (IFT)
Issued Apr 2013 · Expires Apr 2023

See credential



